Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

CHANGE OF ADDRESS OF PRINCIPAL PLACE OF BUSINESS

IN HONG KONG

The board of directors (the “Board”) of Zhihu Inc. (the “Company”) hereby announces that with effect from August 25, 2022, the address of the principal place of business in Hong Kong of the Company has been changed to 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong.

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, August 25, 2022

As of the date of this announcement, the Board comprises Mr. Yuan Zhou, Mr. Dahai Li, and Mr. Wei Sun as executive Directors, Mr. Zhaohui Li and Mr. Dingjia Chen as non-executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive Directors.